Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Sandbridge Acquisition Corporation Reminds Shareholders to Vote in Favor of the Proposed Business Combination with Owlet Before July 14

•	Special meeting of Sandbridge shareholders to approve proposed business combination with Owlet Baby Care Inc. to be held on July 14, 2021

•	Shareholders as of the close of business on June 1, 2021 should vote their shares even if they no longer own them

•	Shareholders are encouraged to vote as soon as possible

July 08, 2021 06:30 AM Eastern Daylight Time

LOS ANGELES--Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”) reminds its shareholders to vote in favor of the proposed business combination with Owlet Baby Care Inc. (“Owlet”) and the related proposals at Sandbridge’s special meeting. The special meeting will be held at 10:00 a.m., New York City time, on July 14, 2021, via live webcast at the following address: www.virtualshareholdermeeting.com/SBG2021SM, as further described in Sandbridge’s definitive proxy statement/prospectus, dated June 21, 2021 (the “proxy statement/prospectus”).

Sandbridge’s shareholders of record as of the close of business on June 1, 2021, the record date for the special meeting (the “record date”), are entitled to vote their shares of common stock at the special meeting. Every shareholder’s vote is important, regardless of the number of shares the shareholder holds. As such, all shareholders of record as of the record date who have not yet voted are encouraged to do so as soon as possible before July 14, 2021.

Sandbridge’s board of directors recommends you vote “FOR” the business combination with Owlet and “FOR” all of the related proposals described in the proxy statement/prospectus.

These are the two easy ways to vote and they are both free:

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the proxy card mailed (or emailed) to you. You will need your voting control number which is included on the proxy card, voting instruction form or notice you previously received to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the proxy card mailed (or emailed) to you. You will need your voting control number which is included on the proxy card, voting instruction form or notice you previously received to vote via automated telephone service.

If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor, by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

Additionally, you can also vote by mail:

Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the proxy card mailed (or emailed) to you. You will need your voting control number which is included on the proxy card, voting instruction form or notice mailed (or emailed) to you in order to vote by mail.

For voting by mail, be sure to:

•	Mark, sign and date your proxy card;

•	Fold and return your proxy card in the postage-paid envelope provided; and

•	Return your proxy card such that it is received prior to the date of the special meeting.

FAQ

How do I vote my shares?

If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on June 1, 2021, contact them immediately to obtain your control number and instructions to vote via the Internet or by telephone.

Can I still vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on June 1, 2021, the record date for the special meeting, you can still vote your shares even if you no longer own them.

Where can I find my control number?

Your voting control number is the number provided on the proxy card, voting instruction form or notice that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee and you cannot locate your control number, you will need to contact them to obtain your control number.

What if I have other questions?

If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor, by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

How do I attend the special meeting on July 14, 2021 at 10:00 a.m. ET?

The special Meeting will be held on July 14, 2021, at 10:00 a.m., New York City time, via live webcast at the following address: www.virtualshareholdermeeting.com/SBG2021SM. Please follow the instructions in the proxy statement/prospectus for how to register to attend the special meeting.

What if I want to vote by mail or phone?

If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor, by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

About Sandbridge Acquisition Corporation

Sandbridge Acquisition Corporation (NYSE: SBG) is a special purpose acquisition company with a team that includes experienced industry operators and investors who have partnered with leading high-growth consumer companies, including Thom Browne, Rossignol, The RealReal, Farfetch and Hydrow.

An affiliate of Sandbridge Capital and certain private funds managed by PIMCO are members of Sandbridge’s sponsor.

For more information, please visit www.sandbridgeacquisition.com.

About Owlet Baby Care

Owlet Baby Care Inc. was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel more calm and confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

Additional Information and Where to Find It

This press release relates to the proposed business combination between Sandbridge and Owlet. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.  In connection with the proposed business combination, Sandbridge filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus dated June 21, 2021 and other documents filed in connection with the proposed business combination. These materials contain important information about Owlet, Sandbridge and the proposed business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination have been mailed (or emailed) to shareholders of Sandbridge as of the record date for voting on the proposed business combination. Sandbridge shareholders may also obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corporation, 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge is contained in the definitive proxy statement/prospectus filed by Sandbridge with the SEC on June 21, 2021 and available at the SEC’s website at www.sec.gov. Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests is included in the definitive proxy statement/prospectus for the proposed business combination filed by Sandbridge on June 21, 2021.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Sandbridge’s or Owlet’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against Sandbridge, Owlet, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Sandbridge or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; changes to the proposed structure or terms of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or in response to market reaction to the announcement of the transaction; the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Owlet as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Owlet’s management and key employees; costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; changes in applicable laws or regulations; the possibility that Owlet or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; Owlet’s estimates of expenses and profitability; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID 19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the definitive proxy statement/prospectus for the proposed business combination transaction dated in June 21, 2021 and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Contacts

Investor Relations

Sandbridge Acquisition Corporation
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415

Owlet Baby Care
Constantine Davides
Westwicke, an ICR company
constantine.davides@westwicke.com
(339) 970-2846

Media Relations

Sandbridge Acquisition Corporation
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415

Owlet Baby Care
Jane Putnam
Owlet Baby Care
jputnam@owletcare.com

Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380